UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CARDIAC SCIENCE CORPORATION
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
14141A108
(CUSIP Number)
Perseus Acquisition/Recapitalization Fund, L.L.C.
Perseus Market Opportunity Fund, L.P.
Cardiac Science Co-Investment, L.P.
2099 Pennsylvania Avenue NW, Suite 900
Washington, DC 20006
Attn: Teresa Y. Bernstein
202.772.1476
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 15, 2010
Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perseus Acquisition/Recapitalization Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		968,528 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		968,528 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

968,528 (1)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.10%(1)

14	TYPE OF REPORTING PERSON

OO
(1) Assuming complete exercise of the Perseus A/R Fund Warrants to purchase an aggregate of 5,447 shares of Common Stock. Also includes (a) 6,050 Vested Stock Options, (b) 880 shares of Newton Director Stock and (c) 440 shares of Davis Director Stock. See Item 5 herein.

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perseus Market Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,378,868 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,378,868 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

1,378,868 (1)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.83%(1)

14	TYPE OF REPORTING PERSON

PN
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 5,070 shares of Common Stock. Also includes (a) 7,700 Vested Stock Options, (b) 1,120 shares of Newton Director Stock and (c) 560 shares of Davis Director Stock. See Item 5 herein.

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cardiac Science Co-Investment, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		453,169 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		453,169 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

453,169 (1)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.92%(1)

14	TYPE OF REPORTING PERSON

PN
(1) Assuming complete exercise of the CS Co-Investment Warrants to purchase an aggregate of 1,983 shares of Common Stock. See Item 5 herein.

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perseus Acquisition/Recapitalization Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,421,697 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,421,697 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

1,421,697 (1)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.01%(1)

14	TYPE OF REPORTING PERSON

OO
(1) Assuming complete exercise of each of (i) the Perseus A/R Fund Warrants and (ii) the CS Co-Investment Warrants to purchase an aggregate of 7,430 shares of Common Stock. Also includes (a) 6,050 Vested Stock Options, (b) 880 shares of Newton Director Stock and (c) 440 shares of Davis Director Stock. See Item 5 herein.

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perseus Market Opportunity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,378,868 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,378,868 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

1,378,868 (1)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.83%(1)

14	TYPE OF REPORTING PERSON

PN
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 5,070 shares of Common Stock. Also includes (a) 7,700 Vested Stock Options, (b) 1,120 shares of Newton Director Stock and (c) 560 shares of Davis Director Stock. See Item 5 herein.

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perseus Market Opportunity Partners GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,378,868 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,378,868 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

1,378,868 (1)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.83%(1)

14	TYPE OF REPORTING PERSON

OO
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 5,070 shares of Common Stock. Also includes (a) 7,700 Vested Stock Options, (b) 1,120 shares of Newton Director Stock and (c) 560 shares of Davis Director Stock. See Item 5 herein.

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perseus, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,378,868 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,378,868 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

1,378,868 (1)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.83%(1)

14	TYPE OF REPORTING PERSON

OO
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 5,070 shares of Common Stock. Also includes (a) 7,700 Vested Stock Options, (b) 1,120 shares of Newton Director Stock and (c) 560 shares of Davis Director Stock. See Item 5 herein.

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perseuspur, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,378,868 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,378,868 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

1,378,868 (1)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.83%(1)

14	TYPE OF REPORTING PERSON

OO
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 5,070 shares of Common Stock. Also includes (a) 7,700 Vested Stock Options, (b) 1,120 shares of Newton Director Stock and (c) 560 shares of Davis Director Stock. See Item 5 herein.

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank H. Pearl (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,800,565 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,800,565 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

2,800,565 (1)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.84%(1)

14	TYPE OF REPORTING PERSON

IN
(1) Assuming complete exercise of each of (i) the Perseus A/R Fund Warrants, (ii) the Perseus Market Opportunity Warrants and (iii) the CS Co-Investment Warrants, to purchase an aggregate of 12,500 shares of Common Stock. Also includes (a) 13,750 Vested Stock Options, (b) 2,000 shares of Newton Director Stock and (c) 1,000 shares of Davis Director Stock. See Item 5 herein.

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)
     The original statement on Schedule 13D dated September 12, 2005, relating to the common stock, par value $0.001 per share (the “Common Stock”), of Cardiac Science Corporation, a Delaware corporation (the “Company”), is hereby amended as set forth in this Amendment No. 1 (this “Amendment”). This Amendment is being filed jointly on behalf of each of the following persons (each, a “Reporting Person,” and collectively, the “Reporting Persons”): (i) Perseus Acquisition/Recapitalization Fund, L.L.C., a Delaware limited liability company (“Perseus A/R Fund”); (ii) Perseus Market Opportunity Fund, L.P., a Delaware limited partnership (“Perseus Market Opportunity”); (iii) Cardiac Science Co-Investment, L.P., a Delaware limited partnership (“CS Co-Investment” and together with Perseus A/R Fund and Perseus Market Opportunity, the “Purchasers”); (iv) Perseus Acquisition/Recapitalization Management, L.L.C., a Delaware limited liability company (“Perseus Management”); (v) Perseus Market Opportunity Partners, L.P., a Delaware limited partnership (“Perseus Partners”); (vi) Perseus Market Opportunity Partners GP, L.L.C., a Delaware limited liability company (“Perseus Partners GP”); (vii) Perseus, L.L.C., a Delaware limited liability company (“Perseus”); (viii) Perseuspur, L.L.C., a Delaware limited liability company (“Perseuspur”); and (ix) Frank H. Pearl (“Mr. Pearl”).
     Items 2, 4, 5 and 6 of the Schedule 13D are hereby amended as follows:
ITEM 2. Identity and Background.
The seventh sentence of Paragraph 2 in Item 2 is hereby amended and restated as follows:
     Perseus is the managing member of Perseus Partners GP.
The last sentence of Paragraph 3 in Item 2 is hereby amended and restated as follows:
     Frank H. Pearl is the managing member of Perseus Management.
Paragraph 4 in Item 2 is hereby amended and restated as follows:
     Mr. Pearl is the Chairman, President, Chief Executive Officer and managing member of Perseuspur, and the managing member of Perseus Management, and in such capacities, may be deemed a beneficial owner of the Common Stock held for the account of the Purchasers.
ITEM 4. Purpose of Transaction.
Item 4 is hereby amended to add the following:
     Jefferies & Company, Inc. (“Jefferies”) sold on behalf of Perseus A/R Fund 50,000 shares of Common Stock at a price per share of $1.8480 on March 25, 2010; 25,200 shares of Common Stock at a price per share of $1.8705 on March 26, 2010; 10,600 shares of Common Stock at a price per share of $1.8846 on March 29, 2010; 14,000 shares of Common Stock at a price per share of $1.884 on March 30, 2010; 16,900 shares of Common Stock at a price per share of $1.8913 on March 31, 2010; 6,800 shares of Common Stock at a price per share of $1.8628 on April 1, 2010; 15,200 shares of Common Stock at a price per share of $1.8468 on April 5, 2010; 8,000 shares of Common Stock at a price per share of $1.852 on April 6, 2010; 16,200 shares of Common Stock at a price per share of $1.8488 on April 7, 2010; 12,300 shares of Common Stock at a price per share of $1.8207 on April 8, 2010; 4,500 shares of Common Stock at a price per share of $1.8276 on April 9, 2010; 14,400 shares of Common Stock of the Company at a price per share of $1.8318 on April 12, 2010; 15,000 shares of Common Stock at a price per share of $1.8042 on April 13, 2010; 17,500 shares of Common Stock at a price per share of $1.8472 on April 14, 2010; and 56,970 shares of Common Stock at a price per share of $1.9373 on April 15, 2010. The shares of Common Stock were sold by Jefferies to satisfy maintenance requirements under a $500,000 margin loan made by Jefferies to PARF, which maintenance requirements were triggered by the Company’s stock price falling below $2 per share. As a result of these sales, the margin loan has been repaid in full.
     Except as described in the Schedule 13D as amended by this Amendment, none of the Reporting Persons has formulated any plans or proposals that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)
     (a) On September 1, 2005, the Company issued to Perseus A/R Fund, and Perseus A/R Fund acquired, 1,239,281 shares of Common Stock and Warrants to acquire 5,447 shares of Common Stock (the “Perseus A/R Fund Warrants”). In addition, Perseus A/R Fund may be deemed to beneficially own 6,050 of the vested stock options that were issued by the Company to Ray E. Newton III, a former officer of the managers of Perseus A/R Fund and Perseus Market Opportunity, who had previously been nominated by the managers of Perseus A/R Fund and Perseus Market Opportunity to serve as a director of the Company representing PARF and PMOF (the “Perseus A/R Fund Vested Options”). Mr. Newton holds such shares for the benefit of Perseus A/R Fund. Perseus A/R Fund may also be deemed to beneficially own 880 restricted stock units having the right to receive 880 shares of Common Stock, issued to Mr. Newton to hold for the benefit of Perseus A/R Fund (the “Perseus A/R Fund Newton Shares”) and 440 restricted stock units having the right to receive 440 shares of Common Stock, issued to Christopher J. Davis, an officer of the managers of Perseus A/R Fund and Perseus Market Opportunity (the “Perseus A/R Fund Davis Shares”). Mr. Davis was nominated by the managers of Perseus A/R Fund and Perseus Market Opportunity to serve as a director of the Company representing Perseus A/R Fund and Perseus Market Opportunity, and he holds such shares for the benefit of Perseus A/R Fund.
     As described in Item 4 of this Amendment, which is incorporated herein by reference, Jefferies sold on behalf of Perseus A/R Fund an aggregate of 283,570 shares of Common Stock of the Company between March 25, 2010 and April 15, 2010. Accordingly, as of the date hereof and including the Perseus A/R Fund Warrants, the Perseus A/R Fund Vested Options, the Perseus A/R Fund Newton Shares and the Perseus A/R Fund Davis Shares (collectively, the “Perseus A/R Fund Shares”), Perseus A/R Fund may be deemed to beneficially own 968,528 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 23,621,445 shares of Common Stock outstanding as of March 8, 2010 (as reported in the Company’s Annual Report on Form 10-K), represents approximately 4.10% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).
     On September 1, 2005, the Company issued to Perseus Market Opportunity, and Perseus Market Opportunity acquired, 1,364,418 shares of Common Stock and Warrants to acquire 89,458 shares of Common Stock. One Warrant to acquire 84,388 shares of Common Stock expired on May 30, 2009, leaving Perseus Market Opportunity with Warrants to acquire 5,070 shares of Common Stock (the “Perseus Market Opportunity Warrants”). In addition, Perseus Market Opportunity may be deemed to beneficially own 7,700 of the vested stock options that were issued by the Company to Mr. Newton (the “Perseus Market Opportunity Vested Options”). Mr. Newton holds such shares for the benefit of Perseus Market Opportunity. Perseus Market Opportunity may also be deemed to beneficially own 1,120 restricted stock units having the right to receive 1,120 shares of Common Stock issued to Mr. Newton to hold for the benefit of Perseus Market Opportunity (the “Perseus Market Opportunity Newton Shares”) and 560 restricted stock units having the right to receive 560 shares of Common Stock issued to Mr. Davis for the benefit of Perseus Market Opportunity (the “Perseus Market Opportunity Davis Shares”).
     Accordingly, as of the date hereof and including the Perseus Market Opportunity Warrants, the Perseus Market Opportunity Vested Options, the Perseus Market Opportunity Newton Shares and the Perseus Market Opportunity Davis Shares (collectively, the “Perseus Market Opportunity Shares”), Perseus Market Opportunity may be deemed to beneficially own 1,378,868 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 23,621,445 shares of Common Stock outstanding as of March 8, 2010 (as reported in the Company’s Annual Report on Form 10-K), represents approximately 5.83% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).
     On September 1, 2005, the Company issued to CS Co-Investment, and CS Co-Investment acquired, 451,186 shares of Common Stock and Warrants to acquire 1,983 shares of Common Stock (the “CS Co-Investment Warrants”). Accordingly, as of the date hereof and including the CS Co-Investment Warrants (collectively, the “CS Co-Investment Shares”), CS Co-Investment may be deemed to beneficially own 453,169 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 23,621,445 shares of Common Stock outstanding as of March 8, 2010 (as reported in the Company’s Annual Report on Form 10-K), represents approximately 1.92% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).
     By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof and including the Perseus A/R Fund Shares and the CS Co-Investment Shares, Perseus Management may be deemed to beneficially own 1,421,697 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 23,621,445 shares of Common Stock outstanding as of March 8, 2010 (as reported in the Company’s Annual Report on Form 10-K), represents approximately 6.01% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).
     By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof and including the Perseus Market Opportunity Shares, each of (i) Perseus Partners, (ii) Perseus Partners GP, (iii) Perseus and (iv) Perseuspur may be deemed to beneficially own 1,378,868 shares of Common Stock

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)
which, based on calculations made in accordance with Rule 13d-3(d) and there being 23,621,445 shares of Common Stock outstanding as of March 8, 2010 (as reported in the Company’s Annual Report on Form 10-K), represents approximately 5.83% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).
     By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof and including the Perseus A/R Fund Shares, the Perseus Market Opportunity Shares and the CS Co-Investment Shares, Mr. Pearl may be deemed to beneficially own 2,800,565 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 23,621,445 shares of Common Stock outstanding as of March 8, 2010 (as reported in the Company’s Annual Report on Form 10-K), represents approximately 11.84% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).
     (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, Perseus A/R Fund may be deemed to have the sole power to direct the voting and disposition of the 968,528 shares of Common Stock beneficially owned by Perseus A/R Fund.
     By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, CS Co-Investment may be deemed to have the sole power to direct the voting and disposition of the 453,169 shares of Common Stock beneficially owned by CS Co-Investment.
     By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, Perseus Management may be deemed to have the sole power to direct the voting and disposition of the 1,421,697 shares of Common Stock beneficially owned by each of (i) Perseus A/R Fund and (ii) CS Co-Investment.
     By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of (i) Perseus Market Opportunity, (ii) Perseus Partners, (iii) Perseus Partners GP, (iv) Perseus and (v) Perseuspur may be deemed to have the sole power to direct the voting and disposition of the 1,378,868 shares of Common Stock beneficially owned by Perseus Market Opportunity.
     By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, Mr. Pearl may be deemed to have the sole power to direct the voting and disposition of the 2,800,565 shares of Common Stock beneficially owned by each of (i) Perseus A/R Fund, (ii) Perseus Market Opportunity, and (iii) CS Co-Investment.
     (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.
     (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons. The partners and members of the Purchasers have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Stock, the Warrants or the Common Stock underlying the Warrants held for the account of the Purchasers in accordance with their ownership interests in the Purchasers.
     (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
     On December 31, 2008, Perseus Market Opportunity pledged 1,364,418 shares of Common Stock in support of its guarantee of a $20 million loan made by Branch Banking and Trust Company to WF Capital Holdings, Inc., a Delaware corporation and portfolio company in which Perseus Market Opportunity has an investment.
     The description of the Jefferies margin loan in Item 4 is incorporated herein by reference.

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)
SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: April 23, 2010

PERSEUS ACQUISITION/RECAPITALIZATION FUND, L.L.C.
By:	Perseus Acquisition/Recapitalization Management, L.L.C., its Managing Member

By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

PERSEUS MARKET OPPORTUNITY FUND, L.P.
By:	Perseus Market Opportunity Partners, L.P., its General Partner

By:	Perseus Market Opportunity Partners GP, L.L.C., its General Partner

By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

CARDIAC SCIENCE CO-INVESTMENT, L.P.
By:	Perseus Acquisition/Recapitalization Management, L.L.C., its General Partner

By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

PERSEUS ACQUISITION/RECAPITALIZATION MANAGEMENT, L.L.C.
By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

CUSIP No.	14141A108	SCHEDULE 13D (Amendment No. 1)

PERSEUS MARKET OPPORTUNITY PARTNERS, L.P.
By:	Perseus Market Opportunity Partners GP, L.L.C., its General Partner

By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

PERSEUS MARKET OPPORTUNITY PARTNERS GP, L.L.C.
By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

PERSEUS, L.L.C.
By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

PERSEUSPUR, L.L.C.
By:	FRANK H. PEARL, its Chairman, President, Chief Executive Officer and Managing Member

By:	/s/ Teresa Y. Bernstein, Attorney-in-Fact for Frank H. Pearl
	Name:	Teresa Y. Bernstein
	Title:	Attorney-in-Fact

FRANK H. PEARL
/s/ Teresa Y. Bernstein
Name:	Teresa Y. Bernstein
Title:	Attorney-in-Fact